UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

APPHARVEST, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

03783T 103

(CUSIP Number)

Jonathan Webb

c/o AppHarvest, Inc.

401 W. Main Street, Suite 321

Lexington, KY 40507

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 29, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03783T 103

1.	Names of Reporting Persons. Jonathan Webb
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 18,341,499
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 18,341,499
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,341,499
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.7%(1)
14.	Type of Reporting Person (See Instructions) IN

[1]	This percentage is calculated based upon 97,925,153 shares of common stock outstanding as of February 1, 2021, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on February 2, 2021.

CUSIP No. 03783T 103

Item 1.	Security and Issuer

(a)	This statement on Schedule 13D relates to the common stock, par value $0.0001 per share (“Common Stock”), of AppHarvest, Inc., a Delaware public benefit corporation (the “Issuer”).

(b)	The principal executive offices of the Issuer are located at 401 W. Main Street, Suite 321, Lexington, KY 40507.

Item 2.	Identity and Background

(a)	Jonathan Webb

(b)	The business address of the Reporting Person is c/o AppHarvest, Inc., 401 W. Main Street, Suite 321, Lexington, KY 40507.

(c)	The Reporting Person is the Chief Executive Officer and Chairman of the Board of Directors of the Issuer.

(d)	During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3.

The Reporting Person acquired these shares (the “Merger Shares”) pursuant to the Business Combination Agreement and Plan of Reorganization (the “Business Combination Agreement”) dated September 28, 2020, by and among Novus Capital Corporation, a Delaware corporation (“Novus”), ORGA, Inc., a Delaware corporation and wholly-owned subsidiary of Novus (“Merger Sub”) and AppHarvest, Inc., a Delaware public benefit corporation (“Legacy AppHarvest”), pursuant to which Legacy AppHarvest merged with and into Merger Sub, with Legacy AppHarvest surviving the merger and becoming a wholly-owned subsidiary of Novus (such transactions contemplated by the Business Combination Agreement, the “Business Combination”). On January 29, 2021 (the “Closing Date”), Legacy AppHarvest changed its name to AppHarvest Operations, Inc. and Novus changed its name to AppHarvest, Inc. The Merger Shares were issued to the Reporting Person on the Closing Date, upon the consummation of the Business Combination in respect of the Reporting Person’s existing founder’s shares of Legacy AppHarvest.

Item 4.

The Reporting Person has acquired, and holds, the shares of Common Stock reported herein for investment purposes. The Reporting Person may acquire additional securities of the Issuer, depending on market indicators and the business performance of the Issuer, but does not currently plan to purchase a number of shares that would result in a substantial change in the beneficial ownership of the Reporting Person or his ability to influence control of the Issuer.

Other than as described above, and except that the Reporting Person may, from time to time or at any time, subject to market conditions and other factors, purchase additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the shares of Common Stock now owned or hereafter acquired by him to one or more purchasers or pursuant to a trading plan adopted pursuant to Rule 10b5-1 of the Exchange Act as of the date of this Schedule 13D, the Reporting Person does not have any present plans which relate to or would result in:

(i)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(ii)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(iii)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(iv)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

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(v)	any material change in the present capitalization or dividend policy of the Issuer;

(vi)	any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(vii)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(viii)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(ix)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(x)	any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)	The Reporting Person beneficially owns 18,341,499 shares of Common Stock of the Issuer, which represents 18.7% of the Issuer’s Common Stock outstanding as of February 1, 2021, based on 97,925,153 shares of the Issuer’s Common Stock outstanding as reported the Issuer’s Current Report on Form 8-K filed with the SEC on February 2, 2021.

(b)	The Reporting Person has sole power to vote or direct the vote, and dispose or direct the disposition, of all of the shares of Common Stock that he beneficially holds.

(c)	Except as described in this Schedule 13D, the Reporting Person has not engaged in any transactions in the Issuer’s Common Stock in the past sixty days.

(d)	To the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Employment Agreement

In December 2020, Legacy AppHarvest entered into an employment agreement (the “Employment Agreement”) with the Reporting Person which became effective on the Closing Date. Pursuant to the Employment Agreement, the Reporting Person will receive an annual base salary of $250,000 and will be eligible (i) to participate in the Issuer’s benefit plans and (ii) for an annual discretionary cash bonus beginning on January 1, 2024 in accordance with any bonus plan adopted by the Issuer. In connection with the closing of the Business Combination, the Reporting Person became entitled to receive a cash bonus of $1.5 million payable within 30 days of the Closing Date.

In addition, pursuant to the terms of the Employment Agreement, and subject to the approval of the Issuer’s board of directors or its compensation committee, the Reporting Person will be granted (on a one-time basis), a performance stock unit (“PSU”) award with respect to a number of shares of the Issuer’s Common Stock equal to 3.0% of the Issuer’s outstanding shares of Common Stock as of the date of grant, which will vest over a period of three years, contingent upon the achievement of performance goals that will be determined by the Issuer’s board of directors or its compensation committee in connection with the grant. The PSU award will vest as to 25% in three equal annual installments based on the achievement of goals relating to operational, social and environmental metrics, and the remaining 75% will vest in three equal annual installments based on the achievement of stock price hurdles determined by the Issuer’s board of directors or its compensation committee. Such stock price hurdles will be met only if the relevant stock price is achieved based on a trading average over the course of a 90 consecutive day period during the applicable performance year. The Reporting Person will also be eligible under the employment agreement to receive, subject to the approval of the Issuer’s board of directors or its compensation committee, future awards of stock options or other equity awards pursuant to any plans or arrangements the Issuer may have in effect from time to time.

CUSIP No. 03783T 103

Lock-up Agreement

On January 29, 2021, certain stockholders of the Issuer, including the Reporting Person, each entered into a lock-up agreement (“Lock-up Agreement”) pursuant to which they agreed, subject to certain exceptions, not to (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the SEC promulgated thereunder, any shares of the Issuer’s Common Stock held by them immediately after the Effective Time (as defined in the Lock-up Agreement), or issuable upon the exercise of options to purchase shares of the Issuer’s Common Stock held by them immediately after the Effective Time, or securities convertible into or exercisable or exchangeable for the Issuer’s Common Stock held by them immediately after the Effective Time (the “Lock-up Shares”), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the Lock-up Shares, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii).

With respect to 50% of the Lock-up Shares (the “Early Release Shares”), the Lock-Up Period (as defined in the Lock-up Agreement) shall terminate upon the earlier of (i) January 29, 2022 or (ii) the day after the date on which the closing price of the Issuer’s Common Stock equals or exceeds $12.50 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 180 days after the Closing Date (July 28, 2021). With respect to the shares held by any signatory of the Lock-up Agreement that are not Early Release Shares, the Lock-Up Period shall terminate upon the earlier of (i) January 29, 2022 or (ii) the closing of a sale, merger, liquidation, or exchange offer transaction after the Closing Date.

Stockholder Rights Agreement

On January 29, 2021, certain stockholders of Legacy AppHarvest and the Issuer, including the Reporting Person, entered into the Stockholder Rights Agreement (the “Stockholder Rights Agreement”), pursuant to which such stockholders and the Issuer agreed to take all necessary action so that upon the consummation of the Business Combination, the Issuer’s board of directors, including its committees, is comprised of the individuals as set forth in the Stockholder Rights Agreement, and that such individuals are nominated as directors at the Issuer’s annual meeting of stockholders to be held in 2021.

Registration Rights Agreement

On January 29, 2021, certain stockholders of Legacy AppHarvest and the Issuer, including the Reporting Person (together, the “Reg Rights Holders”), entered into the Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which the Issuer agreed that, within 30 calendar days after the Closing Date, the Issuer will file with the SEC (at the Issuer’s sole cost and expense) a registration statement registering the resale of certain securities held by or issuable to the Reg Rights Holders (the “Resale Registration Statement”), and the Issuer shall use commercially reasonable efforts to have the Resale Registration Statement declared effective as soon as practicable after the filing thereof. In certain circumstances, the New Holders (as defined in the Registration Rights Agreement) can demand up to three underwritten offerings, and all of the Reg Rights Holders will be entitled to piggyback registration rights.

The foregoing descriptions of the Employment Agreement, Lock-up Agreement, Stockholder Rights Agreement and Registration Rights Agreement do not purport to be complete, and are qualified in their entirety by reference to the text of such agreements (or the forms thereof). Such agreements (or the forms thereof) are attached hereto as exhibits and are incorporated by reference herein. Other than as described in this Schedule 13D, to the knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

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Item 7. Material to be Filed as Exhibits

		Incorporated by Reference
	Description	Schedule / Form	File No.	Exhibit	Filing Date
A.	Employment Agreement, dated December 11, 2020, by and between the Issuer and Jonathan Webb	S-4/A	333-249421	10.24	12/21/20
B.	Form of Lock-up Agreement	S-4	333-249421	10.15	10/09/20
C.	Stockholder Rights Agreement, dated January 29, 2021, by and among the Issuer and certain stockholders of the Issuer	8-K	001-39288	10.5	02/02/21
D.	Amended and Restated Registration Rights Agreement, dated January 29, 2021, by and among the Issuer and certain stockholders of the Issuer	8-K	001-39288	10.3	02/02/21

CUSIP No. 03783T 103

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2021

/s/ Jonathan Webb
JONATHAN WEBB

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)